EXHIBIT 99.1

DeFi Technologies' Subsidiary Reflexivity Research Announces Strategic Partnership with Beluga

•	Reflexivity Research, a subsidiary of DeFi Technologies, has partnered with Beluga, a leading platform that makes crypto simple and easy to understand.
•	The partnership will drive joint business development, expand distribution reach, and offer co-branded research and strategic advisory services to token foundations and projects across the digital asset space.

TORONTO, June 10, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its wholly owned subsidiary, Reflexivity Research LLC ("Reflexivity Research")., a leading crypto research firm, has entered into a strategic partnership with Beluga, a leading platform that makes crypto simple and easy to understand. This collaboration is designed to accelerate joint business development, enhance distribution reach, and deliver comprehensive research services across both retail and institutional segments.

The partnership formalizes a co-marketing and referral agreement between Reflexivity Research and Beluga, leveraging each firm's strengths to expand their respective customer bases. Under the collaboration, the Reflexivity Research and Beluga will:

•	Expand research distribution through joint content and cross-platform promotion
•	Strengthen their referral networks and client acquisition efforts
•	Explore co-branded research and strategic advisory for token foundations

"Reflexivity Research is one of the most respected names in on-chain research and analysis," said Sonny Singh, CEO of Beluga. "By combining our storytelling and distribution capabilities with their insights, we can help bring high-quality crypto research to a much broader audience."

"We are excited to work closely with the Beluga team to further strengthen Reflexivity Research's position as the premier research provider in the digital asset space," said Olivier Roussy Newton, CEO of DeFi Technologies. "By aligning with a high-impact marketing partner like Beluga, we're expanding both our institutional and retail presence while deepening our value proposition to protocols, foundations, and investors."

This collaboration marks another milestone in DeFi Technologies' commitment to building a robust digital asset ecosystem through strategic subsidiaries and partnerships.

About Beluga
Beluga is a leading crypto intelligence platform designed to help everyday users and investors navigate the digital asset economy with confidence. Known as the "NerdWallet for crypto," Beluga simplifies the complex world of blockchain, DeFi, and digital assets through unbiased product comparisons, curated market insights, educational content, and real-time data. Beluga empowers millions of users to discover the best wallets, exchanges, and tools across Web3. Beluga's Top 50 List has become the leading site to learn about the best tokens that are launching. Whether you're new to crypto or managing a growing portfolio, Beluga is your trusted guide for smarter decisions in the decentralized world. Beluga's investors include some of the biggest names in crypto and fintech. For more information please visit https://heybeluga.com/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies
A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the collaboration between Beluga and Reflexivity Research; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 10-JUN-25